SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CERADYNE, INC.

(Name of Subject Company)

CERADYNE, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156710105

(CUSIP Number of Class of Securities)

Joel P. Moskowitz

President and Chief Executive Officer

3169 Red Hill Avenue

Costa Mesa, California 92626

(714) 549-0421

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Robert E. Rich, Esq.

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Ceradyne, Inc. (the “Company” or “Ceradyne”) initially filed on October 15, 2012 (the “Statement”). The Statement relates to the tender offer by Cyborg Acquisition Corporation, a Delaware corporation (“Purchaser”), and a direct wholly owned subsidiary of 3M Company, a Delaware corporation (“Parent” or “3M”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on October 15, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, at a purchase price of $35.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented as follows:

The following sentence is hereby added as a new fourth paragraph under the subsection entitled “Antitrust”:

“On October 15, 2012, the FTC granted Purchaser’s request for early termination of the waiting period required under the HSR Act, thus ending the required waiting period with respect to the Offer and the Merger.”

The following is hereby added as the last sentence in the paragraph under the subsection entitled “Germany”:

“3M filed the required notice forms with the FCO on October 16, 2012 and received clearance from the FCO on October 30, 2012.”

The following is hereby added as the last sentence in the paragraph under the subsection entitled “Austria”:

“On October 18, 2012, 3M filed the required notice forms with the FCA.”

The subsection entitled “Pending Litigation” is hereby amended and restated in its entirety to read as follows:

Between October 9 and October 19, 2012, four plaintiffs filed putative class actions against Ceradyne, its directors, 3M and Purchaser in connection with the Offer and the proposed Merger.  Two suits were filed in California Superior Court for the County of Orange and two suits were filed in the Delaware Court of Chancery.  The suits seek principally to enjoin the Offer and the proposed Merger, and allege that the defendants breached and/or aided and abetted the breach of their fiduciary duties to Ceradyne by seeking to sell Ceradyne through an allegedly unfair process and for an unfair price and on unfair terms, and/or by allegedly failing to make adequate disclosures to Ceradyne stockholders regarding the Offer and the proposed Merger.  The California Superior Court, upon the parties’ stipulation, consolidated those two actions, set an expedited briefing schedule, and set a preliminary injunction hearing for November 26, 2012.  The Delaware Chancery Court similarly consolidated the two Delaware actions, and on November 2, 2012 denied the plaintiffs’ motion for expedited proceedings, ruling that the plaintiffs had presented no colorable claims.  Ceradyne believes the allegations in all of these cases are without merit, and is defending the actions vigorously.

Additional details regarding the four actions are as follows:

Court	Filing Date	Case Name	Case Number
Superior Court of the State of California, County of Orange	October 9, 2012	Golovoy v. Ceradyne, Inc., et al.	30-2012-00604001-CU-BT-CXC

Superior Court of the State of	October 12,	Kumar v. Ceradyne, Inc.,	30-2012-00604931-CU-

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California, County of Orange	2012	et al.	SL-CXC

Court of Chancery of the State of Delaware	October 19, 2012	Fulton v. Moskowitz, et al.	C.A. No. 7965

Court of Chancery of the State of Delaware	October 19, 2012	Henderson v. Ceradyne, Inc., et al.	C.A. No. 7968

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CERADYNE, INC.

	By:	/s/ JERROLD J. PELLIZZON
Jerrold J. Pellizzon
Chief Financial Officer and Corporate Secretary
Dated: November 2, 2012

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